SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRUDENTIAL PLC ANNOUNCEMENT

Notification of Major Interests in Shares

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Prudential plc

2.	Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights

3.	Full name of person(s) subject to the notification obligation :

Legal & General Group Plc (L&G)

4.	Full name of shareholder(s) (if different from 3.):

Legal & General Assurance (Pensions Management) Limited (PMC)

5.	Date of the transaction and date on which the threshold is crossed or reached :

6 May 2010

6.	Date on which issuer notified:

7 May 2010

7.	Threshold(s) that is/are crossed or reached:

L&G (from 3% to 4%)

8.	Notified details:

8A: Voting rights attached to shares

Class/type of shares:

Ordinary 5p

Situation previous to the Triggering transaction:

No of Shares	No of Voting Rights
101,114,567	101,114,567

Resulting situation after the triggering transaction:

No of shares	No of voting rights		% of voting rights
	Direct	Indirect	Direct	Indirect
102,304,755	102,304,755		4.03%

8B: Financial Instruments

Resulting situation after the triggering transaction:

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the Instrument is exercised/ converted	% of voting rights
N/A

Total (A+B+C):

Number of voting rights	% of voting rights
102,304,755	4.03%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (102,304,755 – 4.03% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (83,717,386 – 3.30% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (83,717,386 – 3.30% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10.	Name of the proxy holder:

N/A

11.	Number of voting rights proxy holder will cease to hold:

N/A

12.	Date on which proxy holder will cease to hold voting rights:

N/A

13.	Additional information:

Notification using the total voting rights figure of 2,534,460,749

Notification under DTR Sourcebook

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principle place of business is in the United States of America.

Contact name for Enquiries

Jennie Webb

020 7548 2027

Company official responsible for making notification

Penny Follows, Shareholder Services and Share Plans Manager

020 7548 3821

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/S/ PENNY FOLLOWS
Penny Follows
Shareholder Services and Share Plans manager